AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 29, 1996.
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

                              Sierra Tahoe Bancorp
------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock No Par Value
------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   826497-10-9
-------------------------------------------------------------------
                                 (CUSIP Number)
            Allen H. Blake, Senior Vice President, First Banks, Inc.
                        135 N. Meramec, Clayton, MO 63105
                                (314)854-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 20, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


THIS STATEMENT CONTAINS SIX (6) PAGES AND THE EXHIBIT INDEX IS ON PAGE FIVE (5).

SCHEDULE 13D
----------------------------------------------------------------------------
CUSIP NO.  826497-10-9                                     Page 2 of 6 Pages
----------------------------------------------------------------------------
---------- -----------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    TIDAL INSURANCE LIMITED
                    66-0420778
---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*         (a)
                                                                    (b) X

---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
3          SEC USE ONLY


---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    Not Applicable
---------- ------------------------------------------------------------------
---------- ------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH WEST INDIES
---------- -------------------------------------------------------------------
------------------- -------- -------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                                NONE
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                               NONE
                    -------- -------------------------------------------------
                    -------- -------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- -------------------------------------------------
---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             NONE
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*  X

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IC, CO
---------- -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         The statement on Schedule 13D filed by the reporting person on September 29, 1995 and amended on October 20, 1995 (the "1995 Statement") to report ownership of shares of the Common Stock, no par value (the "Common Stock") and 8-1/2% Convertible Subordinated Debentures due February 1, 2004 (the "Debentures"), issued by Sierra Tahoe Bancorp, 10181 Truckee Tahoe Airport Road, Truckee, California 96161 ("Sierra"), is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

         Not applicable. This amended statement is being filed by Tidal Insurance Limited ("Tidal") to report the disposition of $2,829,000 principal amount of Debentures. The aggregate selling price of the Debentures was $3,479,670.00. Additionally, $5.00 was disbursed for handling and the Debenture accrued interest amount adjusted. See Item 4.

Item 4. Purpose of Transaction

         The $2,829,000 principal amount of Debentures covered by the 1995 Statement have been sold by Tidal through a broker and purchased by Dierberg Four, L.P. ("Dierberg Four"). Dierberg Four is the controlling shareholder of Tidal as described in Item 2 of the 1995 Statement. Dierberg Four's acquisition of the Debentures is reported in its separately filed Schedule 13D.

(b-j)    None

Item 5. Interest in Securities of the Issuer

         (a-b)  Not Applicable.

         (c) All transactions in the shares of Common Stock and Debentures effected by Tidal during the past sixty days are described in Exhibit 5(c) attached hereto. All such shares were purchased or sold through a broker-dealer.

         (d)  Not Applicable.

         (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on February 20, 1996.

Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock and Debentures effected during the past sixty days.





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           TIDAL INSURANCE LIMITED


Date:February 29, 1996                     By:/s/James F. Dierberg
----------------------                     -----------------------
                                           James F. Dierberg, President

                                  EXHIBIT INDEX




Exhibit No.                                                            Page No.

Exhibit 5(c)                                                              6

                                  Exhibit 5(c)

                             TIDAL INSURANCE LIMITED

                   (Transactions Effected Within Past 60 Days)


SALE OF 8-1/2% CONVERTIBLE SUBORDINATED DEBENTURES

Identity of                                     Principal   Price Per
Seller                     Date of Sale        Amount Sold     Unit
Tidal Insurance Limited    February 20, 1996    2,829,000    $123.00